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                                                                 Exhibit (g)(6)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


CRANDON CAPITAL PARTNERS,

                 Plaintiff,

         -against-                               C.A. No.  :16825NC

PETER J. CANZONE, SERGE WEINBERG,                CLASS ACTION
JUDITH E. CAMPBELL, WILLIAM C.                   COMPLAINT
JOHNSON, HARTMUT KRAMER, JOHANNES
LONING, ANTOINE METZGER, RICHARD
SIMONIN, PETER M. STARRETT, BRYLANE INC.
and PINAULT-PRINTEMPS-REDOUTE, S.A.,

                 Defendants.


         Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

         Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants and persons or entities affiliated with defendants, who own the common stock of Brylane Inc. ("Brylane" or the "Company"), for injunctive or other appropriate relief in connection with a proposed transaction whereby the Company's majority stockholder, Pinault-Printemps-Redoute S.A. ("PPR"), seeks to acquire all of the remaining shares of the Company that it does not already own for a grossly inadequate price. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by PPR and the other defendants to Brylane's public shareholders.
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                                     PARTIES

         1. Plaintiff is and has been, at all relevant times, the owner of shares of Brylane common stock.

         2. Brylane is a corporation duly organized and existing under the laws of the State of Delaware. Brylane's principal business is catalog retailing of women's apparel. The Company, as of April 16, 1998, had 18,408,650 shares of common stock outstanding which trade on the New York Stock Exchange.

         3. Defendant Canzone became a member of the Brylane Board of Directors (the "Board"), President, and Chief Executive Officer of the Company at the time of the Company's formation and was elected Chairman of the Board in June 1995. In addition Mr. Canzone has been Chief Executive Officer of Brylane, L.P., a Delaware limited partnership and a wholly-owned subsidiary of the Company ("Brylane" or the "Partnership"), and its predecessor since 1978 and also served as President of Brylane and its predecessor from 1978 until July 1996.

         4. Defendant Weinberg became a member of the Board in connection with the PPR Stock Purchase (as defined below). Since 1995, Mr. Weinberg has been Chairman and Chief Executive Officer of PPR, a diversified company that, among other things, operates specialized store chains as well as owning interests in other companies, including La Redoute S.A., a company engaged in the mail order of retail products through various catalogs. Mr. Weinberg joined PPR in 1990.

         5. Defendant Campbell became a member of the Board at the time of the PPR Stock Purchase.


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         6. Defendant Johnson became a member of the Board in connection with the Company's formation and served as Vice Chairman of the Board from June 1995 to April 1998.

         7. Defendant Kramer became a member of the Board in connection with the PPR Stock Purchase. Mr. Kramer also served as Chairman and Chief Executive Officer of La Redoute S.A. in 1998.

         8. Defendant Loning became a member of the Board in connection with the PPR Stock Purchase. Since 1997, Mr. Loning has been Vice-President in charge of Corporate Development of La Redoute S.A.

         9. Defendant Metzger became a member of the Board in connection with the PPR Stock Purchase. Since 1991, Mr. Metzger has been Chief Financial Officer of La Redoute S.A. Previously, Mr. Metzger was Chief Financial Officer of S.A. Redoute France (and its predecessor), a catalog retailer, from 1989 to 1991. Mr. Metzger joined La Redoute S.A. in 1985 and served as financial controller of S.A. Redoute France (and its predecessor) until 1989.

         10. Defendant Simonin became a member of the Board in connection with the PPR Stock Purchase. Since May 1997, Mr. Simonin has been Chairman and Chief Executive Officer of S.A. Redoute France.

         11. Defendant Starrett became a member of the Board in May 1997.

         12. PPR is a French company providing retail fashions for women. PPR is the 49.9% owner of all of the outstanding stock of Brylane since its purchase of a 43.7% block of stock in April 1998 (the "Stock Purchase").

         13. Because of their positions as officers/directors or controlling shareholder, defendants owe fiduciary duties of loyalty and good faith to plaintiff and the other members of the Class.


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                            CLASS ACTION ALLEGATIONS

         14. Plaintiff brings this action on its own behalf and as a class action on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders) who are or will be threatened with injury arising from defendants' actions as described more fully below.

         15.  This action is properly maintainable as a class action.

         16. The Class is so numerous that joinder of all members is impracticable. There are hundreds of record and beneficial stockholders unaffiliated with PPR.

         17. There are questions of law and fact common to the Class including, inter alia, whether:

                  a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

                  b. plaintiff and the other members of the Class would be irreparably damaged by the transaction complained of herein.

         18. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

         19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or


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adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         20. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


                             SUBSTANTIVE ALLEGATIONS

         21. On or about December 2, 1998, Brylane received from PPR an offer to acquire the 50.1% of Brylane stock that PPR does not already own. PPR proposed to pay $20.00 in cash for each outstanding share of Brylane in a transaction valued at approximately $172.5 million.

         22. Brylane has recently reported a slight downturn in revenues for the 1998 Third Quarter. However, analysts following the Company see significant improvement over the next 12 months as the market realizes that Brylane's business is "fundamentally sound." PPR now seeks to take advantage of the temporary downturn in revenues by acquiring control of the Company at a price that does not reflect the true value of the Company.

         23. The proposed transaction is unfair, inadequate, and provides value to Brylane's stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Brylane is materially greater than the consideration contemplated in PPR's offer, taking into account the Company's asset value, its expected growth, and its revenues and cash flow.


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         24. The proposed transaction will deny Class members their right to share in the true value of Brylane's valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the majority owner of the Company's stock.

         25. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

         26. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and PPR will succeed in its plan to exclude plaintiff and the Class from their fair proportionate share of Brylane's valuable assets and businesses, to the irreparable harm of the Class.

         27. Plaintiff and the Class have no adequate remedy of law.

                               PRAYER FOR RELIEF

         WHEREFORE, plaintiff prays for judgment and relief as follows:

                  a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

                  b. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction proposed by PPR;

                  c. in the event the transaction is consummated, rescinding it and setting it aside;

                  d. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;


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              e. awarding plaintiff its costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees; and

              f. granting such other and further relief as may be just and proper.


                                       ROSENTHAL, MONHAIT, GROSS & GODDESS,
                                            P.A.

                                       By:   /s/
                                            ------------------------------------
                                            Mellon Bank Center, Suite 1401
                                            919 Market Street
                                            Wilmington, Delaware  19899
                                            (302) 656-4433
                                            Attorneys for Plaintiff


OF COUNSEL:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York  10022
(212) 935-7400



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